July 6, 2010

Tom Kluck
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Gulf Shores Investments, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed June 18, 2010
File No. 333-162177

Dear Mr. Kluck:

We represent Gulf Shores Investments, Inc. (“Gulf Shores” or, the “Company,” “we,” “us,” or “our”).  By letter dated July 2, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Amendment No.6 to Form S-1 originally filed on June 18, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Financial Statements and Notes

March 31, 2010

Balance Sheets, page F-1

1.  It appears the June 30, 2009 balance for accounts payable and accrued expenses has been attributed to loans from shareholder in error.  Please revise to correct.

Answer: The Company has revised the balance for accounts payable and accrued expenses for June 30, 2009.

Note 1 – Summary of Significant Accounting Policies

2.  Please provide an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  Reference is made to Instruction 2 of Rule 8-03 of Regulation S-X.

Answer: The Issuer’s management confirms that that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

Very truly yours,

ANSLOW & JACLIN LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN